EXHIBIT 99.1

News Release dated March 27, 2017, Suncor Energy provides update on Syncrude recovery plan

FOR IMMEDIATE RELEASE

Suncor Energy provides update on Syncrude recovery plan

•                 Planned maintenance advanced to minimize outage impact

•                 No change expected to overall Suncor annual production guidance

Calgary, Alberta (March 27, 2017) – Suncor today provided an update on the Syncrude Mildred Lake Oil Sands facility following the March 14 incident.

Preliminary investigation indicates that the cause of the incident was a loss of containment on a line near one of the naphtha hydrotreating units.  Damage has largely been isolated to a piperack adjacent to the hydrotreater, containing piping, cables, and electrical circuits.

Syncrude has advanced the planned eight-week turnaround originally scheduled to begin in April in order to mitigate the impact of the unplanned outage.  Beginning this week, Suncor expects to handle volumes of untreated Syncrude production to assist in managing inventory.

Pipeline shipments of treated product are expected to resume at up to 50% capacity in April, gradually ramping up to full rates after the turnaround is completed.

For the first two months of the year, Syncrude operated reliably at utilization rates of approximately 95%. Suncor has also seen strong production from its other oil sands assets and offshore operations.  As a result, the company does not expect this outage to result in a change to Suncor’s overall production guidance for 2017.

Suncor extends its best wishes for a speedy recovery to the Syncrude employee who was injured in the incident.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the duration of the planned turnaround; the expectation that beginning this week Suncor will handle volumes of untreated Syncrude production to assist in managing inventory; the expected timing for the resumption of pipeline shipments of treated product at up to 50% capacity and the gradual ramp up to full rates; and the company’s expectation that the outage will not result in a change to Suncor’s overall production guidance for 2017. Some of the forward-looking statements may be identified by words like “planned”, “expected” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; the receipt, in a timely manner, of regulatory and third-party approvals; the duration of the planned turnaround; the impact of the unplanned outage; and the timing for

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com the resumption of pipeline shipments of treated product.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor, including: the risk that the planned turnaround duration or the timing for the resumption of pipeline shipments of treated product may be longer than expected; and the risk that the impact of the unplanned outage may be greater than expected. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com